FRAN STOLLER Partner
345 Park Avenue New York, NY 10154-1895	Direct 212.407.4935 Main 212.407.4000 Fax 212.214.0706 fstoller@loeb.com

November 28, 2006

John Reynolds, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:
Stone Arcade Acquisition Corporation

Dear Mr. Reynolds:

        On behalf of our client, Stone Arcade Acquisition Corporation, a Delaware corporation (the "Company,"), we hereby file for your review three (3) copies of the third amendment to the Preliminary Schedule 14A of the Company (the "Amended Proxy Statement"), and five (5) additional copies marked to indicate changes made from the amended Preliminary Schedule 14A filed on November 7, 2006. This amendment is being filed in order to respond to the comments set forth in the Staff's letter dated November 22, 2006 (the "Staff's Letter") and to provide restated and updated financial information for the Company, as well as the Kraft Papers Business ("KPB"), a division of International Paper Company ("IP") and the acquisition target.

        The restated financial information resulted from an isolated information technology account mapping problem at IP that resulted in a misallocation of certain discounts among KPB, IP's bleached kraft paper business and its forest products division. The restatements reduced each of revenue and operating income for the years ended December 31, 2004 and 2005 and the six months ended June 30, 2006 by $0.3 million, $1.4 million and $0.4 million, respectively, and net income by $0.2 million, $0.9 million and $0.3 million, respectively, for the same periods. At the time of the restatements, the figures for the nine months ended September 30, 2006 had not been issued and did not need to be restated. The restated figures also reflect certain corrections to the long term debt balances that are unrelated to the discount allocation and are not material or relevant to the proposed transaction, which corrections were also provided for the year ended December 31, 2003. The reductions in net income and the adjustments to the long term debt balance resulted in conforming adjustments to the divisional control accounts for KPB for each applicable period. The Amended Proxy Statement includes a discussion on page 40 of the analysis undertaken by the Company's board of directors of the impact of the restated figures on the terms of the acquisition and the basis of its conclusion that the terms of the acquisition remain fair to, and in the best interest of, all of the Company's shareholders and that the terms of the purchase agreement should remain unchanged.

        In order to facilitate your review of the Amended Proxy Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff's Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff's comments and correspond to the numbered paragraphs in the Staff's Letter. Page numbers refer to the marked copy of the Amended Proxy Statement.

        The Company's responses to the Staff's comments set forth in the Staff's Letter are as follows:

Comment Number	Response
General
1.
The disclosure on pages 48, 50 and 117 has been revised to explicitly state that the compensation committee will be comprised of independent directors as such term is defined by the rules of the NASDAQ Stock Market or such other exchange as the Company's securities may in the future be listed.
Proposal 1 The Acquisition Proposal, page 37
2.
As part of the sale of Box USA to IP in July 2004, IP held back several million dollars that was to be released over a period of several years beginning in July 2005, subject to certain offsets relating primarily to workers compensation claims. A substantial portion of such amount was released by IP in July 2005 and an additional amount was released in April 2006. Several million dollars continues to be held back until July 2009. In connection with the above, Mr. Stone has spoken with IP's Vice President of Corporate Development from time to time. While he is unable to quantify the exact frequency of such contact, he estimates that it has averaged one to two times per quarter since the sale of Box USA, including the period following the initial Form S-1 filing until November 23, 2005. In one of their conversations following IP's announcement of its transformation plan, Mr. Stone noted IP's announcement in passing and expressed interest in receiving confidential information once such information was available. While the Company does not have the specific date relating to the above conversation, no such information was available at such time, nor any provided (confidential or otherwise), and no transactions were discussed prior to November 24, 2005.

The disclosure in the Amended Proxy Statement has been revised to provide additional information regarding Mr. Stone's contact with the aforementioned IP executive to the extent it might be relevant to investors with respect to their evaluation of the proposed transaction but does not provide those financial details that are confidential to the respective parties and have no bearing on the acquisition of KPB.
3.
The disclosure has been revised to provide a detailed discussion regarding the 14 publicly traded companies used in the Company's analysis, together with the basis for selection as well as exclusion. In addition, we have provided additional details regarding management's estimate of the replacement cost of the mill.
4.	The statement referenced in the Staff's Letter has been clarified and the value of the entity as determined by the analysis has been specified.
Risks Associated with Stone's Warrants, page 30
5
As a matter of New York contract law and the general rules of contracts, Section 6 of the warrant agreement requires there to be an effective registration statement in order for the Company to call the warrants for redemption. Reference is made to the Memorandum prepared by Loeb & Loeb LLP regarding the interpretation of the warrant agreement filed with the Commission on October 18, 2006 (the "Memorandum").

Section 6.3 of the warrant agreements provides that the "Warrants may be exercised in accordance with Section 3 of this Agreement at any time after notice of redemption shall have been given by the Company pursuant to Section 6.2 hereof and prior to the time and date fixed for redemption. On and after the redemption date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price." The language makes it clear that prior to the redemption date the holder has a right (i.e., to exercise his warrants) that it no longer has after the redemption date. The notice period required by the warrant agreement would be rendered meaningless if the warrants could not be exercised during such period because the Company had failed to keep a registration statement covering the underlying shares current. Furthermore, Section 6.4 (which is intended to clarify that the warrants underlying the underwriter's unit purchase option cannot be redeemed unless the UPO has actually been exercised and the underlying warrants have been issued) states that "once such purchase rights are exercised, the Company may redeem the Warrants issued upon such exercise provided that the criteria for redemption is met, including the opportunity of the Warrant holder to exercise prior to redemption pursuant to Section 6.3." The italicized language explicitly prohibits the Company from making a redemption call if the holders of the warrants will not have the opportunity to exercise them prior to redemption. Clearly the "opportunity to exercise" criteria cannot be met if the Company has failed to maintain an effective registration statement covering the underlying shares. This prerequisite for a redemption call is explained on page 2 of the Company's prospectus, which describes the circumstances under which the Company may call the warrants for redemption, including the required market price which must be achieved, and makes the following statement regarding the reasons why such criteria were established:

"We have established these criteria to provide warrant holders with a reasonable premium to the initial warrant exercise price as well as a reasonable cushion against a negative market reaction, if any, to our redemption call. If the foregoing conditions are satisfied and we call the warrants for redemption, each warrant holder shall then be entitled to exercise his or her warrant prior to the date scheduled for redemption; however, there can be no assurance that the price of the common stock will exceed the call trigger price or the warrant exercise price after the redemption call is made."

This language, including the caveat at the end of the second sentence, assumes that the warrants can be exercised during the redemption period and the stock sold. In light of the explicit language of the contract and the prospectus, the Company may not call the warrants for redemption when the warrants are not in fact exercisable. Notwithstanding the foregoing, the amended and restated warrant clarification agreement, which has been filed with the Amended Proxy Statement in response to comment 11 of the Staff's Letter, includes clarifying language in response to this comment.
The KPB Purchase Agreement, page 50

6.
The Company respectfully submits that Section 1.15 of the Purchase Agreement does not contractually obligate KapStone Kraft to spend certain minimum amounts on strategic and cost savings capital improvements; it merely sets forth the parties' current expectations in this regard. In the event that KapStone Kraft fails to spend the agreed-upon minimum amount of such capital improvements during any 12-month earn-out period, IP would not have a breach of contract claim; in lieu thereof, an amount equal to 25% of the shortfall in such capital expenditures would be added to KPB's EBITDA for the following 12-month earn-out period for purposes of calculating the contingent earn-out payments. The disclosure on page 52 of the Amended Proxy Statement has been revised to clarify this point.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, Note B, page 72
7.
The disclosure has been revised in Note B (v) of the pro forma financial statements to separately disclose each valuation as requested by the Staff. In response to the Staff's comment, please be advised that in arriving at the preliminary $700,000 valuation of the intangibles to be amortized over an average period of 8 years, the Company analyzed KPB's customer contracts and relationships (preliminarily valued at $450,000 and amortized over 12 years), the prospective cost savings for the ancillary agreements with IP, including the buying consortium (preliminarily valued at $250,000 and amortized over 5 years), and the value of trademarks, etc. (determined to be negligible). These estimates of the intangible assets included in the pro forma statements are currently management's best estimates and are subject to change pending completion of a valuation of the assets acquired to be performed by experts upon finalization of the KPB purchase. Any adjustments, if required, will be recorded as soon as practicable following the closing of the purchase.
Business Strategy, page 90
8.
The disclosure on page 92 has been revised to include more of the information from our response to the Staff's letter dated October 31, 2006. The Company respectfully submits that devoting the additional contemplated capacity (approximately 10%) and any excess capacity that might develop (the mill currently has no excess capacity) to lightweight linerboard is supplementary to KPB's core kraft papers business and, accordingly, the language identified by the Staff does not require additional reconciliation.
Information About KPB, page 87
9.
The Company has revised the disclosure on page 95 to include the estimated increase in the Company's selling, general and administrative costs as requested by the Staff. In response to the Staff's comment, please note that in the Company's discounted cash flow analysis, $2,700,000 was added to selling, general and administrative costs for expected increases at the business level and also included $1,300,000 as the Company's corporate costs. Upon completion of additional due diligence, the Company still anticipates that on a stand-alone basis, selling, general and administrative costs will be higher by approximately $2,700,000 per year.
Stone Arcade Acquisition Corporation Audited Financial Statements
General

10.
The provision of the unit purchase option referenced in the Staff's Letter states that "should the registration or the effectiveness thereof required by Sections 5.1 and 5.2 hereof be delayed by the Company or the Company otherwise fails to comply with such provisions, the Company shall, in addition to any other equitable or other relief available to the Holder(s), be liable for any and all incidental, special and consequential damages sustained by the Holder(s), including, but not limited to, the loss of any profits..." As explained in the Memorandum, the question of whether there was a delay on the part of the Company or whether the Company otherwise failed to comply with its contractual obligation to use its "best efforts" to effect the registration under the provisions of Sections 5.1 and 5.2, as well as the calculation of any lost profits, are matters of fact that would be addressed if and when the holders of the UPO sued for breach of contract and would have to be proved in a court of law. This is distinct from a liquidated damages provision which could, in certain circumstances, require the classification of the instrument as a liability. The UPO clarification agreement, as required by the applicable accounting literature, clearly states that the holder is not entitled to a net cash settlement. This language, together with the language contained in the amended and restated warrant clarification agreement as described in our response to comment 11 (which governs the warrants underlying the UPO), justifies equity classification of the UPO. The provisions of Section 5.3 noting the damages that the holder might be entitled to in the event the Company breaches the contract do not, as a matter of law, contradict that statement since the term "settlement" as used in EITF Issue No. 00-19 refers to the manner of completing the warrant exercise (i.e., such as the settlement of a trade) versus the use of the word "settlement" to mean the manner in which a dispute is resolved.
11.
The warrant clarification agreement has been amended and restated to include the statement that the Staff advises is required to be stated unequivocally in the underlying agreement. The amended and restated warrant clarification agreement has been attached as Appendix A to this letter.
Note C—Initial Public Offering, F-15
12.
The footnote disclosure has been expanded to include all of the provisions on exercise contained in Section 3.3.2 of the warrant agreement, as clarified. The Company is filing amendments to all of its interim financial statements to include such language in order to expedite the review process.
Kraft Papers Business Interim Financial Statements for the Three and Six Months ended June 30, 2005 and 2005
13.
The disclosure on page F-22 in Note 1 to the unaudited condensed combined financial statements as of September 30, 2006 has been expanded to provide additional details related to the impairment charges recorded by IP related to its investment in KPB. As discussed with the Staff, the Company respectfully submits that the presentation of information in the financial statements of KPB on impairment losses is not an appropriate interpretation of FASB Statement No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" (FAS 144), and further that such a presentation would not be useful to investors. KPB continues to believe that assessing potential impairment in its assets on a held and used basis, and thus concluding that no impairment should be recorded in KPB's financial statements, is appropriate. We note that KPB's independent auditor, Deloitte & Touche LLP ("D&T"), including those in its National Office that have been consulted on this matter, agree that this interpretation of the relevant accounting literature is appropriate.

KPB respectfully submits that it has appropriately interpreted the relevant accounting literature in this situation, FASB Statement No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" (FAS 144). Paragraph 3 of FAS 144 states that the standard applies to the assets of an "entity"; in this case the entity is KPB and KPB's assets are held and used and not held for sale. With respect to the financial statements of IP, IP as an entity is holding KPB for sale. KPB, as an entity separate from IP, is holding its assets for use. Further, the proceeds of the sale will not be paid to KPB, but rather its parent, IP. Accordingly, applying a held for sale model for KPB, at KPB level, is not appropriate under FAS 144.

The Staff's reference and apparent concern with respect to recording the impairment loss through a purchase accounting adjustment is noted. However, it should be noted that the impairment associated with the sale and purchase of KPB is recognized by the entity that is selling the assets. Specifically, the parent of KPB (IP) did recognize the impairment loss in its condensed consolidated financial statements consistent with the requirements of FAS144.
KPB also notes that, in reaching its conclusion, it considered the following guidance from KPMG's accounting manual on the matter:
KPMG FAS 144 Book: "Guide to Accounting for the Impairment or Disposal of Long-Lived Assets/An Analysis of FASB Statement No. 144" Question IV 11 discusses this topic:

Q: Should a subsidiary classify its long-lived assets as held for sale in its separate financial statements if the subsidiary's parent plans to sell the subsidiary in a stock transaction and has classified the subsidiary's long-lived assets as held for sale in the consolidated financial statements?

A: No. In the subsidiary's separate financial statements, the subsidiary should classify its long-lived assets under Statement 144 as assets held and used and perform the recoverability test without regard to the parent's plan. The subsidiary is a continuing business and its management has not committed to dispose of any of the assets of the business. From the subsidiary's perspective, its assets still are classified as held and used, even though the subsidiary itself is the subject of a planned sale by the parent. The consolidated entity classifies the subsidiary's long-lived assets as held for sale if it satisfies the six criteria in paragraph 30 of Statement 144.

Paragraph 3 of FAS 144 states that the standard applies to the assets of an "entity." In this case, the entity is KPB, and KPB's assets are held and used, not held for sale. KPB, as a whole, is held for sale by its owner, IP. KPB, as an entity, is not holding its assets for sale; rather its assets are being used. KPB is not entitled to the proceeds of the sale by IP; accordingly, the proceeds from the use of the assets, at KPB level, are only those from operating (using) such assets. As such, KPB's assets are assessed for impairment as assets held and used. Paragraph 7 of FAS 144, states, in part, "An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group)." Since the undiscounted cash flows of KPB's long-lived asset groups exceeds, in each case, the carrying amount of the group's long-lived assets, then it is inappropriate under FAS 144 to record an impairment in KPB's financial statements.

KPB also would like to point out that an impairment loss at KPB level would only be appropriate pursuant to FAS 144 if all of KPB's assets were considered held for sale. In such case, i.e., if all of the assets of KPB were to be held for sale at KPB level, then, pursuant to paragraphs 41-46 of FAS 144, the results of operations for KPB would be presented as a single line item in discontinued operations for all periods presented, and KPB's balance sheet would have a single line item for its assets and one for its liabilities. KPB submits that, not only is such a presentation not an appropriate interpretation of FAS 144, it would also not be useful for investors.

With regard to the Staff's reference to SAB Topic 1 B, KPB would like to point out that it considered the guidance and the principle inherent in such SAB Topic, and respectfully submits that such principle does not change its conclusion regarding impairment of its assets. The basic principle is expressed in the first sentence of the Interpretive Response, i.e., "the historical income statements of a registrant should reflect all of its costs of doing business." This is typically applied to income taxes, interest, salaries, rent or depreciation, advertising, legal services and other general and administrative expenses. KPB submits that the impairment that has been recognized by the corporate entity related to its plans to sell KPB is a loss driven by the corporate entity's decision, not a cost necessary to run KPB's business. Absent IP's decision to sell KPB, there would have been no impairment charge recorded related to KPB, which further demonstrates that it would be improper to record such charge in KPB's financial statements. Accordingly, KPB and D&T do not believe that this SAB requires a departure from FAS 144's requirements relating to impairment, as discussed above, in KPB's separate financial statements.
14.
As discussed with the Staff, the Company does not believe it is appropriate for KPB to use the cash proceeds from the acquisition of the business from IP in evaluating potential impairment, because, as discussed in the response to Question 13, the cash proceeds would not be paid to KPB, but rather to IP. Accordingly, and consistent with the conclusion that KPB cannot hold its entire business as held for sale (which would also create the need to report its entire operations as discontinued operations), KPB used the cash flows to be derived from using the assets under a held and used basis to determine whether there was an impairment. Also, IP has made the decision to sell KPB and other businesses as part of IP's overall transformation plan, which includes divesting businesses not central to IP's core platform businesses, uncoated papers and industrial packaging. IP believes that the redeployment of capital from the KPB divestiture will yield greater shareholder value than the strategy of operating KPB for the anticipated future undiscounted cash flows.
Kraft Papers Business Financial Statements for the Year ended December 31, 2005, 2004 and 2003
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, F-31
15.	The footnote disclosure has been expanded to clarify that rebates and discounts are recognized on an accrual basis and to disclose in which balance sheet accounts the offsets are recorded.

With respect to the rebates, KPB considered the accounting literature at EITF 01-9: Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) Issues 1 and 3 with respect to the characterization and recognition of rebates. KPB also considered literature in ARB 43 Restatement and Revision of Accounting Research Bulletins Chapter 3A Paragraph 4 (g) for consideration of the nature and classification of prepaid rebates.

With respect to the rebates, KPB also considered literature in ARB 43 Restatement and Revision of Accounting Research Bulletins Chapter 3A Paragraphs 9 and 10 for consideration of the characterization and recognition of unearned discounts.
Other Regulatory
16.	The Amended Proxy Statement contains updated financial information as required by Rule 3-12 of Regulation S-X.
17.
The Company is amending its Exchange Act reports to include the information requested in comment 12 of the Staff's Letter, as well as to address, to the extent applicable, the restated financial information referred to in the first paragraph of this letter.
Form 8-K, filed June 27, 2006
18.
The Company has advised that the identity of the participants in the June 29, 2006 call was derived from a log provided by the conference call service on which the vast majority of the participants identified themselves as institution affiliated. While the call was recorded, the conference call service has advised that it archives such recordings only for a period of 3 months and then deletes the recording. We have been informed that such recording has been deleted and is unrecoverable and are therefore unable to provide the Staff with the requested transcript.

The Company is filing a second amendment to the Form 8-K originally filed on June 27, 2006 (the "Original 8-K") to describe under Item 8.01 why the Company was required to amend the Original 8-K and the language that has been added. The Company hereby confirms that it will send the Form 8-K/A filed on October 10, 2006 and the second amendment to the Original 8-K to those parties which received the original presentation directly from the Company, as noted in our response to prior comment 46. We believe that such distribution, together with the reasoning provided in the prior response letter, allowed the Company to avail itself of the exemption provided by Rule 14a-12 for the preliminary solicitation, notwithstanding technical noncompliance resulting from the omission of a required legend in the original filing.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

Very truly yours,

/s/ Fran Stoller
Partner

Enclosures

cc:    Roger Stone

APPENDIX A

AMENDED AND RESTATED WARRANT CLARIFICATION AGREEMENT

        This Amended and Restated Warrant Clarification Agreement (this "Agreement"), dated November 27, 2006 amends and restates the Warrant Clarification Agreement dated July 19, 2006, to the Warrant Agreement, dated as of August 15, 2005 (the "Warrant Agreement"), by and between Stone Arcade Acquisition Corp., a Delaware corporation, with offices at c/o Stone-Kaplan Investments, LLC, One Northfield Plaza, Suite 480, Northfield, Illinois 60093 ("Company"), and Continental Stock Transfer & Trust Company, a New York corporation, with offices at 17 Battery Place, New York, New York 10004 ("Warrant Agent").

        WHEREAS, Section 9.8 of the Warrant Agreement provides that the parties to the Warrant Agreement may amend the Warrant Agreement without the consent of any registered holder for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under the Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders;

        WHEREAS, as a result of certain questions that have arisen regarding the accounting treatment applicable to the Warrants, the parties hereto deem it necessary and desirable to amend the Warrant Agreement to clarify that the registered holders do not have the right to receive a net cash settlement in the event the Company does not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants at the time such warrants are exercisable.

        NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Warrant Agreement as set forth herein.

        1.     Exercise of the Warrants. The undersigned hereby agree that the Warrant Agreement is hereby amended by adding the following last two sentences to Section 3.3.2:

"In no event will the registered holder of a Warrant be entitled to receive a net-cash settlement or other consideration in lieu of physical settlement in shares of Common Stock if the Common Stock underlying the Warrants is not covered by an effective registration statement. Accordingly, the Warrants may expire unexercised and worthless if a current registration statement covering the Common Stock is not effective."

        2.     Redemption of the Warrants. The undersigned hereby agree that the Warrant Agreement is hereby amended by adding the following penultimate sentence to Section 6.1:

"For the avoidance of doubt, the Company may redeem the Warrants only if there is an effective registration statement with respect to the Common Stock to enable the exercise of the Warrants during the period specified in Section 6.3 hereof.

3.
Miscellaneous.

a.
Governing Law; Jurisdiction. The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of laws. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenience forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it in care of the address set forth above or such other address as the undersigned shall furnish in writing to the other. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim.

  b.
  Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns.

  c.
  Entire Agreement. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. Except as set forth in this Agreement, provisions of the original Warrant Agreement which are not inconsistent with this Agreement shall remain in full force and effect. This Agreement may be executed in counterparts.

  d.
  Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable

        IN WITNESS WHEREOF, the parties hereto have executed this Warrant Clarification Agreement as of the date first written above.

STONE ARCADE ACQUISTION CORP.
By:	/s/ ROGER STONE Name: Roger Stone Title: Chairman and CEO
CONTINENTAL STOCK TRANSFER & TRUST
By:	/s/ STEVE NELSON Name: Steve Nelson Title: Chairman
Accepted and Agreed:
MORGAN JOSEPH & CO., INC.
By:	/s/ MARY LOU MALANOSKI Name: Mary Lou Malanoski Title: Managing Director